Exhibit 2.1

AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

This AMENDED AND RESTATED ASSET PURCHASE AGREEMENT dated as of July 6, 2009, by TANDY BRANDS ACCESSORIES, INC., a Delaware corporation (“Tandy”) and CHAMBERS BELT COMPANY, a Delaware corporation (“Chambers”). Tandy and Chambers are each sometimes referred to herein separately as a “Party” and together as the “Parties”.

R E C I T A L S:

WHEREAS, Chambers is engaged in the design, development, manufacture, import, marketing, and sale of belts and leather accessories in the United States, Canada and Mexico (collectively, the “Business”), including products which are generally sold under private label names, products bearing the Chambers brand name, and products bearing trademarks licensed by Chambers from Wrangler Apparel Inc. (together with its successors in interest, “Wrangler”);

WHEREAS, pursuant to an Asset Purchase Agreement dated April 23, 2009, Tandy has agreed to purchase and acquire from Chambers and Chambers has agreed to sell and transfer to Tandy on the terms and conditions set forth therein certain assets used in the Business (excluding the Wrangler portion of the Business and the other Retained Assets, as defined below);

WHEREAS, concurrently herewith, the Parties, together with Wrangler, are executing and delivering the Wrangler Amendments and Assignments (defined below) which become effective concurrent with the Closing of the transactions contemplated hereby and Tandy is executing and delivering to Wrangler and Tandy is executing and delivering to Wrangler the Tandy Remaining Quarterly Royalty Obligations Guaranty (defined below); and

WHEREAS, in connection with the foregoing, the Parties desire to amend and restate the Asset Purchase Agreement on the terms and conditions herein to include the Wrangler portion of the Business;

P R O V I S I O N S:

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and agreements herein contained, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS:

Section 1.1 Certain Terms. The following capitalized terms shall have the meanings given thereto:

“Accepted Inventory Styles” means the product style numbers set forth on Disclosure Schedule 1.1.

“Acquired Inventory Price” means the aggregate Inventory Cost of the Acquired Inventory.

“Affiliate” means, with respect Tandy, each Person which, directly or indirectly, controls or is controlled by or is under common control with Tandy or any of its Subsidiaries and, without limiting the generality of the foregoing, includes (a) any Person which beneficially owns or holds 10% or more of any class of voting securities of Tandy or any of its Subsidiaries or 10% or more of the equity interest in Tandy or any of its Subsidiaries and (b) any Person which Tandy or any of its Subsidiaries beneficially owns or holds 10% or more of any class of voting securities or in which Tandy or any of its Subsidiaries beneficially owns or holds 10% or more of the equity interest. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Chambers de Mexico” means Maquiladora Chambers de Mexico, S.A. De C. V., which is a Mexican corporation owned by Charles Stewart and others, including a third party Mexican citizen.

“Chambers Mexico Facility” means the manufacturing facility located in Pitiqutio, Mexico owned by Chambers de Mexico.

“Chambers Products” means all belts and leather accessories which are of a style that (a) was sold by Chambers prior to the Closing and included in the Accepted Inventory Styles, (b) was approved for sale to Chambers’ customers prior to Closing but which have not yet been sold to customers prior to Closing and included in the Accepted Inventory Styles; and (i) is sold by Tandy or its Subsidiaries and Affiliates under private labels under which any of the Accepted Inventory Styles were sold by Chambers prior to Closing, (ii) is sold under the Chambers Trademark or the Absolutely Fresh Trademark following the Closing, and/or (iii) all replacement styles for any of the foregoing.

“Chambers’ Knowledge” means the actual knowledge of Russell Hall, James Riedman or Dennis Nelson.

“Commerce City Facility” means the manufacturing facility and distribution center located in Commerce City, California leased by Chambers.

“Commerce City Facility Lease” means the Lease Agreement dated March 23, 1994, as amended on March 26, 1996, July 10, 2000, July 1, 2003, April 6, 2005, June 28, 2005 and April 10, 2006, between Chambers (as assignee of Chambers Belt Company, an Arizona corporation (f/k/a PLC Leather Company, Inc.) and Jillson Development, Ltd., pursuant to which Chambers leases the Commerce City Facility.

“Default Rate” means the prime rate then published in the Wall Street Journal plus 7% per annum.

“Denver Sales Office Lease” means the Office Lease Agreement dated October 29, 2007 between Chambers and Denver Merchandise Mart pursuant to which Chambers leases the Denver, Colorado, sales office.

“Earn-Out Minimum Amount” means $2,000,000.

“Earn-Out Payments” means the Earn-Out Initial Payment and the Earn-Out Monthly Payments.

“Inventory” means all of Chambers’ inventories, including all raw materials and supplies, manufactured and purchased parts, packaging materials, goods in-process and finished goods, and spare, replacement and component parts of finished goods (including all pre-production approved samples by customers, wherever located at the Closing Date).

“Inventory Cost” means Chambers’ landed costs for its inventory as recorded in its books of account as of the Closing Date, inclusive of net invoice cost, freight, duty and other direct costs, taxes, and assessments, all on a basis consistent with Chambers’ past practice.

“Maquiladora Agreement” means the Maquiladora Agreement dated June 28, 2005 between Chambers de Mexico and Chambers.

“Net Sales” means gross sales recognized by Tandy and its Subsidiaries or Affiliates from the sale of Products less discounts and rebates with respect to such sales and actual returns of Products which are included therein or allowances therefor determined in accordance with GAAP consistently applied and recorded (or required to be recorded) in the books and records of Tandy and its Subsidiaries and Affiliates in accordance with GAAP for the applicable portion of the Earn-Out Measurement Period.

“Ordinary Course of Business” means the ordinary course of business of a Party consistent with such Party’s past custom and practice (including with respect to quantity and frequency, but subject to current facts and circumstances).

“Person” means an individual, partnership, corporation, business trust, stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity of whatever nature.

“Products” means both Chamber Products and Wrangler Products.

“Remaining Quarterly Royalty Obligations” has the meaning given thereto in the Wrangler Amendment and Assignment relating to the Wrangler Mass License.

“Riders Marks” means the Riders trademark which is owned by Wrangler and which Chambers has licensed from Wrangler.

“Subsidiary” means, with respect to Tandy, a corporation of which shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by Tandy, or a limited partnership of which Tandy or any of its Subsidiaries is a general partner or a business trust in which Tandy holds a majority interest (comparable to that for a corporation as described above).

“Tandy Remaining Royalty Obligation Guaranty” means the Guaranty executed on even date herewith by Tandy and delivered to Wrangler to guaranty the Remaining Quarterly Royalty Obligations (as defined in the Wrangler Amendment and Assignment relating to the Wrangler Mass License.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Internal Revenue Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Wells Fargo” means Wells Fargo Bank, National Association. or its successor in interest.

“Wrangler Amendment and Assignments” means (a) the Amendment, Assignment and Assumption of even date herewith among Chambers, Tandy and Wrangler which amends the Wrangler Mass License and provides for the assignment and transfer thereof by Chambers to Tandy and Tandy’s assumption of the obligations thereunder, and (b) the Amendment, Assignment and Assumption of even date herewith among Chambers, Tandy and Wrangler which amends the Wrangler Western License and provides for the assignment and transfer thereof by Chambers to Tandy and Tandy’s assumption of the obligations thereunder.

“Wrangler Licenses” means the Wrangler Mass License, the Wrangler Western License and other license rights or obligations which Chambers may have with or to Wrangler.

“Wrangler Marks” means those trademarks licensed to Chambers under the Wrangler Mass License, the Wrangler Western License and the Riders Marks.

“Wrangler Mass License” means the License Agreement dated as of January 1, 2007, as amended on even date herewith, providing Chambers with a license for the manufacture, sale and distribution of Wrangler Products to the mass store market.

“Wrangler Products” means any belt or leather accessories which is sold under the Wrangler Marks in the distribution channels permitted by the Wrangler Licenses.

“Wrangler Western License” means the License Agreement dated as of January 1, 2008, as amended on even date herewith, providing Chambers with a license for the manufacture, sale and distribution of Wrangler Products to the western market.

Section 1.2 Schedule of Defined Terms. Defined terms used in this Agreement and the sections they are defined in are as follows:

Absolutely Fresh Trademarks	2.1(a)(iv)(C)
Accountants	3.1(c)(iii)
Acquired Assets	2.1(a)
Acquired Equipment	2.1(a)(ii)
Acquired Copyrights	2.1(a)(iv)(A)
Acquired Equipment	2.1(a)(ii)
Acquired Intellectual Property	2.1(a)(iv)
Acquired Inventory	2.1(a)(iii)
Arbitrator	3.1(e)
Assigned Orders	2.1(a)(i)
Assignment of Orders	3.2(b)(i)(A)
Assumed Liabilities	2.2(a)
Bill of Sale	3.2(b)(i)(D)
Business	Recitals
Chambers	Preamble
Chambers Closing Documents	3.2(b)(i)
Chambers Indemnitees	9.2
Chambers Mexico Acquired Equipment	2.1(a)(ii)(A)
Chambers Trademark	2.1(a)(iv)(B)
Closing	3.2(a)
Closing Date	3.2(a)
Conveyance Agreements	3.2(b)(i)(C)
Earn-Out Amount	3.1(d)(i)
Earn-Out Default	3.1(d)(v)
Earn-Out Initial Payment	3.1(b)
Earn-Out Measurement Period	3.1(d)(i)
Earn-Out Monthly Amount	3.1(d)(iii)
Earn-Out Monthly Certificate	3.1(d)(iii)
Earn-Out Monthly Payments	3.1(d)(iii)
Encumbrances	2.1(a)
Final Inventory Certificate	3.1(c)(iv)
Governmental Entity	4.3
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Inventory Count Certificate	3.1(c)(iii)
Losses	9.2
Preliminary Inventory Certificate	3.1(c)(iii)
Purchase Price	3.1(a)
Required Consents	4.3
Retained Liabilities	2.2(b)
Royalty Default	9.7(a)(i)
Tandy	Preamble
Tandy Closing Documents	3.2(b)(ii)
Tandy Indemnitees	9.3
Wrangler	Recitals

ARTICLE II

ASSETS TO BE PURCHASED AND SOLD

Section 2.1 Acquired Assets.

(a) Acquired Assets. On the Closing Date (as defined herein at Section 3.2(a)), subject to the terms and conditions of this Agreement, Chambers shall sell, assign, transfer, convey and deliver, to Tandy, and Tandy shall purchase, pay for and accept from Chambers all of the right, title and interest of Chambers in all of the following assets held by Chambers as of the Closing Date (“Acquired Assets”), free and clear of all liens, claims, charges or encumbrances of any nature whatsoever (“Encumbrances”):

(i) Contracts. (A) All vendor and manufacturer/factory purchase orders for products, materials, supplies and services, and all customer orders for the purchase of Products (collectively, the “Assigned Orders”); and (B) the Maquiladora Agreement, in each case with respect to the rights arising on and after the Closing Date. The Assigned Orders outstanding on the date of this Agreement shall be listed on Disclosure Schedule 2.1(a)(i), which Schedule shall be updated by Chambers immediately prior to the Closing.

(ii) Acquired Equipment. (A) All fixed assets located at the Chambers Mexico Facility (the “Chambers Mexico Acquired Equipment”), (B) all manufacturing equipment located at the Commerce City Facility, and (C) all tools, jigs, molds, dies, embossing equipment, “in-store” displays, trade show displays, and signage, wherever located, all as more specifically identified on Disclosure Schedule 2.1(a)(ii) (collectively, the “Acquired Equipment”).

(iii) Acquired Inventory. All Inventory which relates to, is included in or constitutes part of the Accepted Inventory Styles (collectively, the “Acquired Inventory”), including those (A) located at facilities owned, used or leased by Chambers’ foreign agents; (B) located at facilities owned, used or leased by Chambers’ manufacturers or suppliers; (C) located at the Chambers Mexico Facility; (D) located at the Commerce City Facility, and (E) in transit.

(iv) Intangible Acquired Assets. All of the following intellectual property rights (collectively, the “Acquired Intellectual Property”).

(A) the copyright registrations identified and described in Disclosure Schedule 2.1(a)(iv)(A) (the “Acquired Copyrights”);

(B) the Chambers trademark registration identified and described in Disclosure Schedule 2.1(a)(iv)(B) (the “Chambers Trademark”);

(C) the Absolutely Fresh trademark registration identified and described in Disclosure Schedule 2.1(a)(iv)(C) (the “Absolutely Fresh Trademarks”);

(D) the trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and marketing plans and proposals) associated with the Business;

(E) all advertising and promotional materials associated with the Business; and

(F) all copies and tangible embodiments of the foregoing (in whatever form or medium).

(v) Books and Records. All catalogues, slogans, quotations, sales and advertising materials (including samples, prototypes, sample books, showroom displays, product literature, advertising materials, mockups, brochures and catalogues), sales and purchase correspondence, product design and development records, lists of present and former customers and suppliers and third party manufacturers.

(vi) Goodwill. All goodwill related to the conduct of the Business (other than the goodwill that relates to the Wrangler Marks), and all rights to continue to use of the Acquired Assets.

(b) Retained Assets. Notwithstanding anything contained herein to the contrary, Chambers shall not sell, transfer, convey or deliver, or cause to be sold, transferred, conveyed or delivered, to Tandy, and Tandy shall not purchase from Chambers any of the following assets, properties, interests and rights of Chambers (the “Retained Assets”):

(i) Cash and Cash Equivalents. All cash or cash equivalents, including on-hand cash or bank deposits;

(ii) Non-Acquired Inventory. All Inventory other than Acquired Inventory;

(iii) Accounts and Notes Receivable. All accounts and notes receivable;

(iv) Leasehold Interests. All interests, options or rights in and to all real property and or leases of real property used or occupied by Chambers, together with all buildings, structures, improvements, easements, fixtures, rights of way and appurtenances located therein or thereon;

(v) Books and Records. All books and records of Chambers related to the Retained Assets or the Retained Liabilities (as defined herein at Section 2.2(b));

(vi) Other Assets. All other assets, properties, interests and rights of Chambers which are not specifically set forth in Section 2.1(a), including any rights or claims which Chambers may have against Phoenix Footwear Group, Inc.; and

(vii) Rights Under This Agreement. All of Chambers’ rights under this Agreement, the Conveyance Agreements (as defined in Section 3.2(b)(i)(D)) and all other agreements, documents and instruments executed and/or delivered in connection herewith.

Section 2.2 Chambers’ Liabilities.

(a) Assumed Liabilities. On and as of the Closing Date, subject to the terms and conditions of this Agreement, Tandy shall assume and agree to pay, perform, discharge and satisfy as and when due only the liabilities and obligations of Chambers set forth in this Section 2.2 (collectively, the “Assumed Liabilities”). The assumption by Tandy of the Assumed Liabilities shall not in any way expand the rights or remedies which such third party would have had against any such party had Tandy not assumed such liabilities. Without limiting the generality of the foregoing, the assumption by Tandy of the Assumed Liabilities shall not create any third party beneficiary rights in favor of any third party. Chambers shall pay and discharge when due all of Chambers’ liabilities that Tandy has not specifically agreed to assume pursuant to this Section 2.2(a), provided that Chambers shall have the ability to contest, in good faith, any such claim of liability asserted by any Person. The Assumed Liabilities are limited to:

(i) The obligations of Chambers arising under the unfilled Assigned Orders and the Maquiladora Agreement, in each case existing as of the Closing Date that, by their terms, relate solely to periods following the Closing or are to be observed, paid, discharged or performed, as the case may be, in each case at any time after the Closing Date, but in any event excluding any liabilities for any breach or default by Chambers thereunder; and

(ii) All obligations and liabilities in respect of any and all Acquired Inventory sold by Tandy or any of its Subsidiaries or Affiliates on or after the Closing Date, including obligations and liabilities for product liability claims, defective products, personal, property or other damage, or for refunds, adjustments, allowances, rebates, repairs, exchanges, returns and warranties of merchantability and other contractual warranty claims which relate solely to periods following the Closing;

(b) Liabilities Not Assumed. Notwithstanding anything to the contrary contained in this Agreement, except for the Assumed Liabilities, Tandy shall not assume or in any manner become liable or responsible for any liability, obligation, commitment or expense of any kind, known or unknown, now existing or hereafter arising, of or related to Chambers, or the Acquired Assets and Chambers shall retain responsibility for all of its liabilities, payments or obligations other than the Assumed Liabilities (the “Retained Liabilities”). In furtherance and not in limitation of the foregoing, neither Tandy nor any of its Affiliates shall assume, and shall not be deemed to have assumed, any known or unknown debt, claim, obligation or other liability of Chambers or any of its Affiliates whatsoever (other than the Assumed Liabilities), including, but not limited to (i) any environmental costs or liabilities for any act, omission, condition, event or circumstance, including the handling, storage, transportation or disposal of hazardous materials or contaminants, (ii) any liabilities in respect of taxes of any nature whatsoever, (iii) any brokers’ or finders’ fees arising by reason of this Agreement, (iv) any indebtedness, (v) any obligations or liabilities for employees, including severance, pension, profit sharing or any other employee benefit plans, compensation, retiree or medical benefits and obligations, (vi) any liabilities or obligations related to the Retained Assets, or (vii) warranties, rebates, allowances, deductions and/or price discrepancies relating in any manner to products or services sold by Chambers prior to or after the Closing Date.

ARTICLE III

PURCHASE PRICE AND CLOSING

Section 3.1 Purchase Price.

(a) Purchase Price. In consideration of the sale, transfer, conveyance and assignment of all the Acquired Assets, on the Closing Date, Tandy shall assume the Assumed Liabilities and as the purchase price pay to Wells Fargo for the benefit of Chambers so long as any monies are owed under the Credit and Security Agreement dated June 16, 2008 and thereafter to Chambers, the sum of the following (the “Purchase Price”) (i) $500,000, plus (ii) the Acquired Inventory Price plus (iii) the Earn-Out Amount (as defined herein at Section 3.1(d)(i)), including the Earn-Out Minimum Amount. Wells Fargo shall deliver written notice to Tandy in the event payments are no longer required to be remitted to Wells Fargo. Tandy will have fulfilled its obligation with respect to the payment of any portion of the Purchase Price to the extent such payment is made to Wells Fargo until such written notice is delivered to Tandy.

(b) Payment of Purchase Price.

(i) At Closing, as payment against the Purchase Price due Chambers, Tandy shall deliver to Chambers by wire transfer of immediately available funds an amount equal to the sum of the following (A) $500,000, (B) $430,000 (the “Earn-Out Initial Payment”), and (C) the Acquired Inventory Price, less the amount of any funds paid or accounts payable or purchase orders assumed and payable by Tandy to any Chambers’ vendor, in each case for Acquired Inventory being transferred at Closing to Tandy (such that Chambers was relieved of paying for the same or that Chambers would have been obligated to pay in the normal course of business absent the transactions contemplated by this Agreement), provided that written evidence thereof reasonably satisfactory to Chambers is provided to Chambers prior to or at Closing.

(ii) Following the Closing, Tandy shall pay the Earn-Out Monthly Payments which are due as provided in Section 3.1(d) below by wire transfer of immediately available funds. Except for the circumstances specifically provided for in Sections 9.7(a)(i) and (ii) below, the Earn-Out Monthly Payments shall not be subject to any right of offset, counterclaim or deduction of any kind.

(c) Determination of Acquired Inventory Price.

(i) After the execution and delivery hereof, Chambers shall not order from vendors or manufacturers/factories any Accepted Inventory Styles unless it is to fill a specific order received from a customer or it is otherwise approved in writing by Tandy.

(ii) Prior to Closing, promptly following a request by Tandy, Tandy shall be entitled to receive Chambers’ perpetual inventory records and Inventory Cost for the Accepted Inventory Styles. In addition, Tandy shall be entitled to conduct reviews and verification of the Acquired Inventory quantities and landed cost of such perpetual inventory records and is entitled to receive weekly sales and quantities reports prior to the Closing Date for inventories of each Accepted Inventory Style, as well as copies of receipts for such inventories with quantities and the Inventory Cost from the date of the perpetual inventory report through the Closing Date.

(iii) Immediately prior to Closing, Tandy and Chambers shall jointly conduct a physical count and inspection of the Acquired Inventory held by Chambers which shall be observed by representatives of mutually agreeable independent accountants or if the Parties can not agree, then representatives from their respective independent accounting firms (the “Accountants”). Upon completion of the count, the Parties shall execute a certificate certifying the product styles and quantity thereof included in the Acquired Inventory (the “Inventory Count Certificate”). The Accountants shall determine any dispute between the Parties concerning the physical count which shall be final and binding on the Parties. Chambers shall then determine the Acquired Inventory Price using the information set forth in the Inventory Count Certificate and the Inventory Cost as reflected in its books and records and deliver to Tandy a certificate setting forth the amount of the Acquired Inventory Price and supporting calculations (the “Preliminary Inventory Certificate”).

(iv) At the Closing, Tandy shall pay to Chambers the sum due for the Acquired Inventory Price based on the Preliminary Inventory Certificate. During the 30 days following Closing, Tandy may review the Preliminary Inventory Certificate. If during such 30-day period Tandy notifies Chambers of any dispute (other than with respect to the information contained in the Inventory Count Certificate) with respect to the calculations set forth in the Preliminary Inventory Certificate, the Parties will negotiate in good faith to resolve such dispute. If the Parties are unable to resolve their differences, any remaining disputes will be resolved in accordance with Section 3.1(e) below and the determination of the Arbitrator pursuant thereto shall become the Final Inventory Certificate. If Tandy does not notify Chambers in writing of a dispute with the Preliminary Inventory Certificate within such 30 day period, the Preliminary Inventory Certificate shall be deemed to be final and binding on the Parties for purposes of determining the Acquired Inventory Cost and thereby become the “Final Inventory Certificate.” In the event the Final Inventory Certificate reflects an amount greater than or less than the amount reflected in the Preliminary Inventory Certificate, either Tandy or Chambers, as appropriate, shall, within five (5) days of the determination of the Final Inventory Certificate, pay to the other such difference.

(d) Earn-Out Amount.

(i) As part of the Purchase Price due for the acquisition of the Acquired Assets, Tandy shall pay Chambers an amount (the “Earn-Out Amount”) equal to (A) 21.5% of the Net Sales of all Products (other than Wrangler Products sold pursuant to the Wrangler Western License) sold by Tandy and its Subsidiaries and Affiliates during the 12 months ending on the first anniversary of the Closing Date (the “Earn-Out Measurement Period”), less $150,000; provided, however, that in no event shall such amount be less than the “Earn-Out Minimum Amount.”

(ii) Prior to the end of the Earn-Out Measurement Period, Tandy shall (A) not sell, transfer, assign, license or otherwise convey any of the Acquired Assets (or any rights with respect thereto) other than Acquired Inventory in the Ordinary Course of Business, (B) exercise commercially reasonable efforts to conduct the Business in a manner consistent with prudent business practices that seek to maximize its sales of the Products and (C) have no less than three personnel dedicated on a full-time basis to the marketing, promotion and sale of Products to customers and who have a substantial portion of their personal compensation during the Earn-Out Measurement Period based upon sales of Products during the Earn-Out Measurement Period. Upon request by Chambers (which shall not be more than four times during the Earn-Out Measurement Period), Tandy shall provide written information to Chambers which evidences its compliance with its obligations under this Paragraph 3.1(d)(ii), and such information shall be provided within 20 days of the written request by Chambers.

(iii) The Earn-Out Amount shall be payable in arrears on the 15th day of the month (each such payment being an “Earn-Out Monthly Payment”) with the first eleven (11) such Earn-Out Monthly Payments in an amount (the “Earn-Out Monthly Amount”) equal to 21.5% of the Net Sales of the Products (other than Wrangler Products sold pursuant to the Wrangler Western License) in the immediately preceding calendar month. Concurrently with each Earn-Out Monthly Payment, Tandy shall submit to Chambers a certificate signed by Tandy’s Chief Financial Officer in the form of Exhibit D attached hereto (the “Earn-Out Monthly Certificate”). The Earn-Out Monthly Payments shall commence on August 15, 2009 and shall continue on the 15th day of each of the next 10 calendar months thereafter. On July 15, 2010 a final Earn-Out Monthly Payment shall be payable in an amount equal to the greater of (A) 21.5% of the cumulative Net Sales of Products (other than Wrangler Products sold pursuant to the Wrangler Western License) for the Earn-Out Measurement Period, less $150,000 and less the sum of all Earn-Out Payments previously paid by Tandy to Chambers (or Wells Fargo for Chambers’ benefit), or (B) the Earn-Out Minimum Amount less the sum of all Earn-Out Payments previously paid by Tandy to Chambers (or Wells Fargo for Chambers’ benefit). In the event the final Earn-Out Monthly Payment would be less than zero dollars as a result of the credits described in subsection (A) of the immediately preceding sentence or otherwise, Chambers shall, by July 20, 2010, pay to Tandy by wire transfer of immediately available funds an amount equal to the amount by which Tandy had overpaid the Earn-Out Payments.

(iv) Tandy shall at all times maintain complete, true and correct books of account in accordance with GAAP for the sale of Products during the Earn-Out Measurement Period and the matters contemplated by Section 3.1(d)(ii), which books of account shall be in sufficient detail to enable the Earn-Out Amount and Earn-Out Monthly Payments to be readily computed and verified, including all information pertaining to the Net Sales of Products. Tandy shall permit Chambers, its agents and/or independent public accountants, to inspect and audit Tandy’s books and records relating to Net Sales of Products during the Earn-Out Measurement Period (including the right to make copies thereof) during normal business hours and upon reasonable notice to Tandy. In no event may Chambers exercise such right more than once in any three month period during the Earn-Out Measurement Period. In the event any such inspection and/or audit confirms that the Net Sales for Products during any portion of the Earn-Out Measurement Period have been understated, Tandy shall immediately pay the deficit amount shown to be due as a result of any such inspection or audit unless Tandy disputes such deficient amount in good faith by written notice to Chambers within thirty (30) days after being given notice thereof by Chambers, together with a statement setting forth in reasonable detail the basis for its dispute. Tandy’s determination of Net Sales and the Earn-Out Amount and the Earn-Out Monthly Payments, if any, for any Earn-Out Measurement Period shall be conclusive and binding on the Parties hereto unless, within 60 days following the delivery of the final Earn-Out

Monthly Payment and Earn-Out Monthly Certificate, Chambers notifies Tandy in writing that it disagrees with Tandy’s calculation of Net Sales of the Products and the Earn-Out Amount. Such notice shall include Chambers’ statement setting forth in reasonable detail the basis for its dispute. If, in the 15 days following delivery of Chambers’ notice of dispute, Tandy and Chambers cannot reach an agreement on the Earn-Out Amount, all such disagreements shall be resolved in accordance with Section 3.1(e).

(v) If any Earn-Out Monthly Payments (which are not the subject of a bona fide dispute being determined in accordance with a proceeding under Section 3.1(e)) are not paid when due or Tandy breaches its obligations under this Section 3.1(d) (each an “Earn-Out Default”), then upon written notice by Chambers to Tandy thereof and a failure by Tandy to cure the same within thirty (30) days after such notice, an amount equal to the Earn-Out Minimum Amount less the Earn-Out Payments theretofore paid to Chambers (or Wells Fargo for Chambers’ benefit) shall become immediately due and payable by Tandy to Chambers in immediately available funds and until paid shall accrue interest thereon at the Default Rate. The payment of such amount shall not in any way relieve Tandy of its obligation to pay Chambers the Earn-Out Amount, except that the payment made pursuant to this Section 3.1(d)(v) (other than Default Interest) shall be credited thereto. Further, the acceleration of the Earn-Out Minimum Amount shall not be Chambers’ sole and exclusive remedy and Chambers shall not be limited in pursuing any legal or equitable right or claim against Tandy for damages arising out of or related to an Earn-Out Default. In the event that Chambers commences legal action to collect such payments, Tandy shall be responsible for and pay all of the attorneys’ fees incurred by Chambers in connection therewith.

(e) Disputes. Disputes regarding the Preliminary Inventory Certificate and the Acquired Inventory Price as well as the Earn-Out Monthly Payments or the Earn-Out Amount which are in accordance with the terms hereof shall be resolved as follows: (i) the Parties shall cooperate in good faith to resolve any such dispute as promptly as possible; (ii) in the event that the Parties are unable to resolve any such dispute within 15 days (or such longer period as they may agree upon in writing) of notice of such dispute, such dispute and the appropriate books and records related thereto shall be submitted to, and all issues having a bearing on such dispute shall be resolved by an independent accounting firm approved by both Parties in writing or failing such approval, within five (5) days of being requested by any Party, then by an independent accounting firm (which shall have no past or present relationship with either Party and shall certify thereto to each Party in writing) selected by the American Arbitration Association in accordance with the Commercial Arbitration Rules to be conducted in Wilmington, Delaware or such other location as the Parties agreed upon in writing (such identified accounting firm selected, the “Arbitrator”). Such resolution shall be final and binding on the Parties for purposes of determining the Final Inventory Certificate and Acquired Inventory Price, the Earn-Out Monthly Payments and/or the Earn-Out Amount, as appropriate. The Parties shall direct the Arbitrator to use commercially reasonable efforts to complete its work within 30 days following its engagement. The fees, costs and expenses of the Arbitrator shall be paid one-half by Tandy and one-half by Chambers.

(f) Default Rate. To the extent any amount is not paid by Tandy to Chambers when due hereunder, including any amount which Tandy agrees upon with Chambers was previously due or which is determined to have been due pursuant to Section 3.1(e), in addition to such amount and any and all other rights of Chambers, Tandy shall pay Chambers interest on such delinquent amount at the Default Rate from the date on which such payment was due until it is paid in full.

Section 3.2 The Closing.

(a) Closing Date. Subject to the satisfaction of the conditions set forth in Article VII, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place (i) by fax or email/pdf exchange of signature pages and other documents, together with same day or next day deposit of signature pages and documents for delivery to the other party by over-night mail to the addresses provided in Section 11.3 or (ii) in person at the offices of Winsted PC, 1201 Elm, 5400 Renaissance Tower, Dallas, Texas 75270, in either case commencing at 10:00 a.m., local time, on July 6, 2009 (the “Closing Date”), or at such other time, date and place as may be agreed to by the Parties hereto in writing. The Parties shall exercise their commercially reasonable efforts to satisfy all of the conditions under their control in Article VII on or before July 6, 2009.

(b) Closing Deliveries.

(i) Chambers’ Deliveries. At or prior to the Closing, Chambers shall deliver or cause to be delivered to Tandy the following documents (the “Chambers Closing Documents”):

(A) an Assignment and Assumption of Orders Agreement in the form attached as Exhibit A hereto (the “Assignment of Orders”) executed by Chambers conveying all rights in and to the Assigned Orders (including a schedule thereto listing each of the Assigned Orders);

(B) an Assignment of Trademarks and Assignment of Copyrights in the forms attached as Exhibit B-1 and Exhibit B-2, respectively (the “Intellectual Property Assignments”) executed by Chambers conveying to Tandy the Acquired Intellectual Property;

(C) a Bill of Sale in the form attached as Exhibit C (including a schedule thereto) (the “Bill of Sale” and together with the Assignment of Orders and the Intellectual Property Assignments the “Conveyance Agreements”) executed by Chambers conveying the Acquired Inventory and such Acquired Inventory shall be made available at Chambers’ facilities to Tandy for shipping to a location Tandy designates as of the Closing at Tandy’s sole cost, expense and risk of loss;

(D) a Parent Guaranty in the form attached as Exhibit E (to be executed by Phoenix Footwear Group, Inc. pursuant to which such guarantor guarantees the obligations of Chambers under this Agreement and the Chambers’ Closing Documents on the terms and conditions therein);

(E) the books, lists and papers described in Section 2.1(a)(v);

(F) the Preliminary Inventory Certificate for the calculation of the Acquired Inventory Price contemplated under Section 3.1(c);

(G) a UCC-11 search showing no security interests recorded against the Acquired Assets, except for Wells Fargo together with UCC-3 releases and an instrument signed by Wells Fargo pursuant to which it releases its security interest in the Acquired Assets, including the Acquired Intellectual Property Rights;

(H) a certificate executed by Chambers’ secretary certifying to the resolutions necessary to authorize Chambers’ execution and delivery of this Agreement, the Conveyance Agreements, and all other agreements, documents and instruments to be executed in connection herewith, and the performance of its obligations hereunder and thereunder;

(I) an incumbency certificate with respect to the officers of Chambers executing this Agreement and the Chambers Closing Documents and good standing certificates with respect to Chambers;

(J) the closing certificate contemplated by Section 7.1(a); and

(K) any other documents otherwise required by this Agreement to be delivered by Chambers at or prior to the Closing.

(ii) Tandy’s Deliveries. At the Closing, Tandy shall deliver or cause to be delivered to Chambers the payment of the Purchase Price as contemplated by Section 3.1(b) and the following documents (the “Tandy Closing Documents”):

(A) the Conveyance Agreements to which it will become a party, in each case executed by Tandy;

(B) a certificate executed by Tandy’s secretary certifying to the resolutions necessary to authorize Tandy’s execution and delivery of this Agreement, the Conveyance Agreements, and all other agreements, documents and instruments to be executed in connection herewith, and the performance of its obligations hereunder and thereunder;

(C) an incumbency certificate with respect to the officers of Tandy executing this Agreement and the Tandy Closing Documents and good standing certificates with respect to Tandy;

(D) the closing certificate contemplated by Section 7.2(a); and

(E) any other documents otherwise required by this Agreement to be delivered by Tandy at or prior to the Closing.

ARTICLE IV

CHAMBERS

REPRESENTATIONS AND WARRANTIES

Chambers represents and warrants to Tandy, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1 Organization. Chambers is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 4.2 Authority. Chambers has the requisite corporate power and authority to execute and deliver this Agreement, the Wrangler Amendments and Assignments and the Chambers Closing Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Wrangler Amendments and Assignments and the Chambers Closing Documents by Chambers and the consummation by Chambers of the transactions contemplated hereby and thereby have been duly authorized by the Chambers Board of Directors and its sole stockholder, and no other corporate proceedings on the part of Chambers are necessary to authorize this Agreement, the Wrangler Amendments and Assignments, and the Chambers Closing Documents, or to consummate the transactions so contemplated. This Agreement and the Wrangler Amendments and Assignments have been and each of the Chambers Closing Documents upon delivery thereof pursuant to the terms hereof will be duly executed and delivered by Chambers and, further, constitutes or (to the extent such agreement is not being entered into as of the date hereof) will constitute a valid and binding obligation of Chambers, each enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.3 Consents and Approvals; No Violations. Except for the consent of Wells Fargo and as may be required under the Maquiladora Agreement (collectively, the “Required Consents”), together with compliance with any customer rules relating to the Assigned Orders (all of which shall have been disclosed to Tandy prior to Closing), none of the execution, delivery or performance of this Agreement, the Wrangler Amendments and Assignments (except to the extent of the consent by Wrangler provided for therein) or the Chambers Closing Documents by Chambers, or the consummation by Chambers of the transactions contemplated hereby or thereby and compliance by Chambers with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of Chambers, (ii) require any filing by Chambers with, or any permit, authorization, consent or approval to be obtained by Chambers, any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission whether domestic or foreign (a “Governmental Entity”) (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a material adverse effect on the Acquired Assets), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in the creation of any Encumbrances on any of the Acquired Assets pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, franchise, permit, concession or other instrument, obligation, understanding, commitment or other arrangement to which Chambers is a party or by which it or any of the Acquired Assets may be bound or affected (other than the Maquiladora Agreement with respect to the Chambers Mexico Acquired Equipment) (each, a “Contract”), or (iv) violate any order, writ, injunction, decree, statute, ordinance, rule or regulation applicable to Chambers.

Section 4.4 Title to Acquired Assets. Except for the Encumbrances created by Wells Fargo’s security interest and as provided below in this Section 4.4, Chambers owns the Acquired Asset, free and clear of any Encumbrances. At the Closing, Tandy will, directly or indirectly, acquire good and transferable title to the Acquired Assets, free and clear of any Encumbrances. Notwithstanding the foregoing, this representation and warranty shall not include or be with respect to the Acquired Intellectual Property Rights other than the Chambers Trademark.

Section 4.5 Inventory. The Acquired Inventory (a) is merchantable and fit within normal trade tolerances for the purpose for which it was procured or manufactured, (b) is not damaged, below standard quality, irregulars, seconds, defective, charge-backs or returns. Except as set forth in Disclosure Schedule 4.5, during the 12 months prior to the date hereof, Chambers has not been the subject of any product safety or false or deceptive or misleading advertising claims involving the products that may be included in the Acquired Inventory and has not been the subject of any investigation, proceeding, warning, citation or other claim by any Governmental Entity.

Section 4.6 Intellectual Property.

(a) With respect to the Chambers Trademark:

(i) it is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to Chambers’ Knowledge, is threatened that challenges the legality, validity, enforceability, use or ownership of the Chambers Trademark, and, to Chambers’ Knowledge, there is no basis for the same;

(b) There is included in the Acquired Intellectual Property all of the copyrights, trademarks and other intellectual property rights which may exist and are claimed to be owned by Chambers.

(c) The Chambers Trademark (i) does not interfere with, infringe upon, or misappropriate any trademark rights of third parties, and (ii) Chambers has not received any charge, complaint, claim, demand, or notice alleging such interference, infringement, misappropriation, or violation.

Section 4.7 Taxes. Chambers and any predecessors in interest have withheld or collected from each payment made to each of their employees and/or shareholders the amount of all Taxes required to be withheld or collected therefrom, and Chambers and any predecessors in interest have paid the same to the proper tax depositories or collecting authorities. There are no liens on any of the Acquired Assets with respect to Taxes. There is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes of Chambers or the Acquired Assets and, to Chambers’ Knowledge, no basis exists therefor. None of the Acquired Assets are properly treated as owned by persons other than Chambers for federal income tax purposes.

Section 4.8 Mexican Operations. The property included in the Acquired Assets which is located at the Chambers Mexico Facility has been imported in accordance in all material respects with the Mexican custom laws and under a current and valid Maquiladora program held by Chambers de Mexico, as the importer of record. No event has occurred, and no circumstances exist, which would reasonably be expected to permit state, local or federal Mexican Governmental Entities to seize, put an Encumbrance on, or otherwise obtain control of any of the Acquired Assets located at the Chambers Mexico Facility, other than Taxes that are not yet due and payable in the Ordinary Course of Business.

Section 4.9 Legal Compliance. Chambers has, with respect to the Acquired Assets, complied in all material respects with all laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder of all Governmental Entities (and all agencies thereof)), including the immigration, anti-competitive practices, advertising and labeling rules, customs, tariff and importation rules, registration of trades used in textile and apparel merchandising, the Flammable Fabrics Act, the Fair Packaging and Labeling Act, the Magnsuon-Moss Warranty Act, the Consumer Product Safety Act, the Textile Fiber Products Identification Act and the Federal Trade Commission’s Care Labeling Rule. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been delivered to Chambers or filed or commenced against it alleging any failure so to comply.

Section 4.10 Customers. No customer of Chambers listed on Disclosure Schedule 4.10 has stopped buying products from Chambers or returned a material amount of products purchased from Chambers other than returns in the Ordinary Course of Business.

Section 4.11 No Other Representations or Warranties. Other than the representations and warranties contained in this Article IV, Chambers does not make any representation or warranty, express or implied, at law or in equity of any kind, including in respect of any of Acquired Assets, any liabilities (including the Assumed Liabilities), or operations of the Business and any such other representations or warranties are hereby disclaimed. WITHOUT LIMITING THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, CHAMBERS MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, INCLUDING THE QUALITY, CONDITION, NON-INFRINGEMENT, MERCHANTABILITY, SALABILITY, OBSOLESCENCE, WORKING ORDER OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE ACQUIRED ASSETS. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV, THE ACQUIRED ASSETS ARE SOLD TO TANDY “AS IS AND WHERE IS.”

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TANDY

Tandy represents and warrants to Chambers, as of the date of this Agreement, as follows:

Section 5.1 Organization. Tandy is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business and the Business being acquired as now being conducted.

Section 5.2 Authority. Tandy has the requisite corporate power and authority to execute and deliver this Agreement, the Wrangler Amendments and Assignments and the Tandy Closing Documents and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Wrangler Amendments and Assignments and the Tandy Closing Documents by Tandy and the consummation by Tandy of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Tandy, and no other corporate proceedings on the part of Tandy are necessary to authorize this Agreement, the Wrangler Amendments and Assignments and the Tandy Closing Documents (to the extent it will be a party thereto) or for Tandy to consummate the transactions so contemplated thereby. This Agreement and the Wrangler Amendments and Assignments have been, and each of the Tandy Closing Documents will upon execution and delivery thereof in accordance with the terms hereof be, duly executed and delivered by Tandy (to the extent such agreement is not being entered into as of the date hereof) will constitute a valid and binding obligation of Tandy, enforceable against Tandy in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3 Consents and Approvals; No Violations.

(a) Neither the execution, delivery or performance of this Agreement, the Wrangler Amendments and Assignments by Tandy or the consummation of the transactions contemplated hereby and thereby or by the Tandy Closing Documents nor compliance by Tandy with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provision of the charter or by-laws of Tandy, (ii) require any filing by Tandy with, or any permit, authorization, consent or approval of, any Governmental Entity to be obtained by Tandy, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement, franchise, permit, concession or other instrument, obligation, understanding, commitment or other arrangement to which Tandy is a party or by which any of them or any of their properties or assets may be bound or affected, or (iv) violate any order, writ, injunction, decree, statute, ordinance, rule or regulation applicable to Tandy.

(b) Tandy is not in conflict with, or in default or violation of, any note, bond, mortgage, indenture, lease, license, contract, agreement, franchise, permit, concession or other instrument, obligation, understanding, commitment or other arrangement to which Tandy is a party or by which its properties or assets may be bound or affected.

Section 5.4 Sufficient Funds and Credit Availability. Tandy has and will have sufficient funds and credit availability to fund payment in full of the Purchase Price anticipated to be due at Closing and to make future payment of the Earn-Out Amount due hereunder after Closing, including, but not limited to, those contemplated under Section 3.1(d), and to fund those operations (including those of its Subsidiaries) as set forth in Section 3.1(d)(ii) and to meet those obligations.

Section 5.5 Reliance on Representations and Warranties. Tandy acknowledges that it enters into this Agreement and agrees to consummate the transactions contemplated hereby in sole reliance on the express representations and warranties contained in this Agreement and not upon any other information furnished to Tandy by or on behalf of Chambers. TANDY FURTHER ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV, CHAMBERS MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, INCLUDING THE QUALITY, CONDITION, NON-INFRINGEMENT, MERCHANTABILITY, SALABILITY, OBSOLESCENCE, WORKING ORDER OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE ACQUIRED ASSETS. EXCEPT AS EXPRESSLY SO SET FORTH IN ARTICLE IV, THE ACQUIRED ASSETS ARE SOLD TO TANDY “AS IS AND WHERE IS.”

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Chambers’ Business. During the period from the date of this Agreement and continuing until the Closing Date, Chambers agrees that, except as otherwise expressly provided for in this Agreement, or to the extent that Tandy shall otherwise consent in writing:

(a) Ordinary Course. Chambers shall conduct the operations of its Business in the Ordinary Course of Business and exercise commercially reasonable efforts to preserve substantially intact its relationships with its material customers and suppliers relating to the Business. Chambers shall maintain at current levels all insurance related to the Acquired Assets and the Business, and shall not terminate the services of its present employees dedicated to the Business.

(b) Specific Actions. Without limiting the generality of the foregoing, from the date hereof to the Closing Date, Chambers will not:

(i) Sell, pledge, lease, license or otherwise dispose of any of the Acquired Assets, other than inventory in the Ordinary Course of Business;

(ii) Create or incur any Encumbrance upon the Acquired Assets or suffer to exist any such Encumbrance other than any Encumbrance associated with the Wells Fargo debt;

(iii) Enter into any contracts or commitments involving or engage in any transactions involving the Acquired Assets, in either case that is not in the Ordinary Course of Business;

(iv) Fail to maintain its books and records relating to the Acquired Assets in the Ordinary Course of Business; or

(v) Agree or commit to do any of the foregoing.

Section 6.2 Reasonable Efforts. Subject to the terms and conditions of this Agreement each of the Parties agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and under applicable contracts, laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including satisfying all conditions precedent that are under their respective control, and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them;

Section 6.3 Access to Information. Upon reasonable notice, Chambers shall afford to the officers, employees, accountants, counsel and other representatives of Tandy, access, during normal business hours during the period prior to the Closing Date and for a reasonable period of time following the Closing Date to the extent necessary for Tandy to prepare or evaluate any schedules or filings contemplated by this Agreement, and to inspect all its properties, books, contracts, commitments and records and all other information related solely to the Acquired Assets, and the Assumed Liabilities as Tandy may reasonably request.

Section 6.4 Confidentiality. The Parties hereto acknowledge that they have previously entered into a Confidentiality Agreement dated November 12, 2008 and that such agreement continues in full force and effect notwithstanding the execution of this Agreement and that it shall continue in full force effect after the Closing.

Section 6.5 Employee Matters. At Tandy’s request, Chambers shall cooperate with Tandy in identifying those employees of Chambers or Chambers de Mexico who Tandy may wish to hire, either as employees or consultants and in facilitating the employment or the engagement as consultants by Tandy, after the Closing Date, of such individuals, which Tandy elects to employ or engage as a consultant, including permitting Tandy to interview and offer employment or consulting agreements to such employees. The Parties hereby acknowledge that Tandy is under no obligation whatsoever to employ any current or future employees of Chambers.

Section 6.6 Notification of Certain Matters.

(a) Each Party shall give prompt notice to the other of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement made by such Party in this Agreement not to be complied with or satisfied in any material respect and (ii) any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect. Subject to Section 6.6(b) or as otherwise expressly provided herein, the delivery of any notice pursuant to this Section 6.6(a) shall not limit or otherwise affect the remedies hereunder of the Party receiving such notice.

(b) Upon the occurrence after the date hereof of any event, fact or circumstance which would cause any of the representations or warranties in Section 4.10 to be false, inaccurate or breached, and upon the delivery of any notice thereof to Tandy pursuant to Section 6.6(a), Tandy shall be deemed to have waived any claim for damages, Losses (as defined herein at Section 9.2) or any other remedy or relief arising therefrom and Tandy shall be entitled to terminate this Agreement to the extent provided in Section 10.1(c).

Section 6.7 Fees and Expenses. Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise specifically provided for in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

Section 6.8 Transfer Taxes. Tandy and Chambers shall each be responsible to pay for one-half of all sales, use, transfer, recording, and other similar Taxes and fees, including, without limitation, all bulk sales Taxes arising out of or in connection with the transactions contemplated by this Agreement

ARTICLE VII

CONDITIONS

Section 7.1 Conditions of Obligations of Tandy. The obligations of Tandy to effect the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived in writing by Tandy:

(a) Representations and Warranties. The representations and warranties of Chambers set forth in Article IV shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties shall be true and correct in all respects), and Chambers shall have delivered to Tandy at Closing a certificate to such effect executed by an officer of Chambers.

(b) No Litigation. No action, suit, or proceeding shall be pending or threatened before any Governmental Entity or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would be reasonably expected to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) materially adversely affect the right of Tandy to own the Acquired Assets.

(c) Performance of Obligations of Chambers. Chambers shall have performed and complied with in all material respects all covenants required to be performed by it under this Agreement at or prior to the Closing Date (except to the extent that such covenants are qualified by the term “material,” in which case such covenants shall be performed in all respects).

(d) Chambers Closing Documents. Chambers shall have executed and delivered to Tandy all Chambers Closing Documents.

(e) Termination of Encumbrances. Tandy shall have received evidence reasonably satisfactory to Tandy of the release of all Encumbrances affecting the Acquired Assets, including pay-off letters and copies of such UCC-1 terminations under the Uniform Commercial Code and any other similar applicable regulation of any financing or similar statements filed against any of the Acquired Assets in all applicable jurisdictions or Chambers shall otherwise provide evidence reasonably satisfactory to Tandy that all such Encumbrances are no longer effective.

Section 7.2 Conditions of Obligations of Chambers. The obligation of Chambers to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions, on or prior to the Closing Date, unless waived in writing by Chambers:

(a) Representations and Warranties. The representations and warranties of Tandy set forth in Article V shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties are qualified by the term “material,” in which case such representations and warranties shall be true and correct in all respects), and Tandy shall have delivered to Chambers at Closing a certificate to such effect executed by an officer of Tandy.

(b) No Litigation. No action, suit, or proceeding shall be pending or threatened before any Governmental Entity or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would reasonably be expected to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) materially adversely affect Tandy’s ability to perform and observe its post-Closing obligations under Section 3.1(d).

(c) Performance of Covenants of Tandy. Tandy shall have performed and complied with in all material respects all covenants required to be performed by Tandy under this Agreement at or prior to the Closing Date (except to the extent that such covenants are qualified by the term “material,” in which case such covenants shall be performed in all respects).

(d) Tandy Closing Documents. Tandy shall have executed and delivered to Chambers all of the Tandy Closing Documents.

(e) Required Consents. The Required Consents shall have been obtained on terms and conditions acceptable to Chambers and Wells Fargo shall have agreed to release its security interest in the Acquired Assets.

Section 7.3 If Conditions Not Satisfied. In the event that any of the foregoing conditions of obligations of a Party shall fail to have been satisfied, such Party may elect, in its sole discretion, to consummate the transactions contemplated by this Agreement despite such failure, in which event such Party shall be deemed to have waived any claim for damages, Losses (as defined herein at Section 9.2) or other relief arising from or in connection with such failure, unless otherwise agreed in a writing executed by both Parties.

ARTICLE VIII

CERTAIN POST-CLOSING COVENANTS

Section 8.1 Books and Records.

(a) Tandy shall not within six (6) years after the Closing Date dispose of or destroy any business records or files related to the Acquired Assets for periods prior to the Closing Date, without first offering to turn over possession thereof to Chambers by written notice at least thirty (30) days prior to the proposed dates of such disposition or destruction.

(b) From and after the Closing Date, to the extent reasonably required in connection with the preparation of tax returns or other legitimate purposes specified in writing, Tandy shall allow Chambers and its agents access to all business records and files included as part of the Acquired Assets for all periods prior to the Closing Date, upon reasonable advance notice during normal working hours, and Chambers shall have the right, at its own expense, to make copies of any such records and files, provided, however, that any such access or copying shall be had or done in such a manner so as not to interfere with the normal conduct of business of Tandy.

Section 8.2 Chambers Corporate Name. At the Closing, Tandy shall be deemed to grant to Chambers a royalty free, worldwide, perpetual and non-terminable license to use the name “Chambers” solely in its corporate name, and Chambers shall discontinue further use of the “Chambers” name, except where legally required to identify Chambers until its name has been changed. Chambers shall file articles of amendment or otherwise take such action as may be necessary to change its name to another name not including the word “Chambers” and otherwise not being confusingly similar to its present name within forty-five (45) days following Closing. Chambers shall not use a trademark, trade name or service mark in connection with the new name which is similar to any trademark, trade name or service mark used by the Business.

Section 8.3 Bulk Sales Law. Tandy hereby waives compliance with any bulk sales law in connection with the transactions contemplated by this Agreement. Chambers agrees to pay and discharge all claims of creditors which may be asserted against Tandy by reason of Chambers’ non-compliance with the provisions of the bulk sales law of any state (excluding Assumed Liabilities) which may require bulk sales law compliance on account of the provisions herein and the transactions contemplated hereby.

Section 8.4 Further Assurances; Subsequent Transfers. From time to time, each of the Parties hereto will execute and deliver such further instruments and will take such other actions as Tandy, on the one hand, or Chambers, on the other hand, may reasonably request in order to effectuate the purposes of this Agreement and to carry out the terms hereof. Without limiting the generality of the foregoing, at any time and from time to time after the Closing Date, (a) at the request of Tandy, Chambers will execute and deliver such other instruments of transfer, and take such action as Tandy may reasonably deem necessary in order to effectively transfer, convey and assign to Tandy all of the Acquired Assets, to put Tandy in actual possession and operating control thereof (which excludes physically moving or delivery of any Acquired Assets) and to permit Tandy to exercise all rights with respect thereto (including, without limitation, rights under contracts and other arrangements as to which the consent of any third party to the transfer thereof shall not have previously been obtained) and to properly assume and discharge the related Assumed Liabilities, and (b) at the request of Chambers, Tandy will execute and deliver such other instruments and agreements, and take such action, as Chambers may reasonably deem necessary in order ensure that Tandy has assumed from Chambers all of the Assumed Liabilities and to confirm Chambers’ right, title and interest in and to the Retained Assets.

Section 8.5 Delivery of Acquired Assets. On the Closing Date, Tandy at its sole cost and expense shall cause all Acquired Assets to be physically removed from Chamber’s facilities and business premises and shall have full risk of loss with respect to all of the Acquired Assets.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations and Warranties.

(a) All representations and warranties of the Parties set forth in this Agreement shall terminate and expire on the first anniversary of the Closing. Notice with respect to any claim in respect of any breach of any representation or warranty shall be in writing, shall state specifically the particulars of any such breach, the alleged amount of Losses (as defined in Section 9.2) resulting therefrom and a reasonable explanation of the basis therefor and shall be delivered to the Party against which such claim is asserted. Any representation or warranty shall survive the time it would otherwise terminate pursuant to this Section 9.1 to the extent that the Party claiming indemnification for such breach shall have delivered to the other Party written notice in accordance with the foregoing prior to the expiration of such time pursuant to this Section 9.1; provided, that after the delivery of any such notice, the Party claiming indemnification shall expeditiously pursue the resolution of such claim.

(b) All covenants and agreements made by the Parties to this Agreement which contemplate performance following the Closing Date, including those under Section 3.1, and Articles VIII, IX and XI shall survive the Closing Date. All other covenants and agreements shall not survive the Closing Date and shall terminate as of the Closing.

Section 9.2 Chambers’ Indemnification. Subject to the terms and conditions herein, Chambers hereby agrees to indemnify and hold Tandy and its directors, officers, employees and agents (“Chambers Indemnitees”) harmless from all loss, injury, liability, cost, expense or actual damages (including, without limitation, interest, penalties and reasonable attorneys’ fees and disbursements incurred in enforcing its rights hereunder but excluding indirect or consequential damages) (“Losses”) at all times from and after the Closing Date to the extent resulting from or caused by:

(a) Any breach by Chambers’ of its (i) representations or warranties for which written notice has been provided to Chambers in accordance with Section 9.1 or (ii) covenants contained herein;

(b) Any and all demands, claims, actions, suits, proceedings or assessments claimed or brought by any third party to the extent based (i) on any fact, event or circumstance which would result in a valid claim under Section 9.2(a), (ii) the Retained Liabilities or (iii) Chambers failure to fully comply with the laws referred to in Section 8.3 hereof, together with any judgments and reasonable costs and legal and other expenses associated therewith.

Section 9.3 Tandy’s Indemnification. Subject to the terms and conditions herein, Tandy hereby agrees to indemnify, defend and hold Chambers and its directors, officers, stockholders, employees and agents (“Tandy Indemnitees”) harmless from all Losses resulting from or caused by (a) any breach by Tandy of its (i) representations or warranties for which written notice has been provided to Tandy in accordance with Section 9.1 or (ii) covenants contained herein, (b) any Assumed Liabilities and (c) any and all demands, claims, actions, suits or proceedings or assessments claimed or brought by any third party to the extent based on any fact, event or circumstance which would result in a valid claim under Section 9.3(a), together with any judgments and reasonable costs and legal and other expenses associated therewith.

Section 9.4 Procedures.

(a) If any Chambers Indemnitee or Tandy Indemnitee (each, an “Indemnified Party”) believes that it has suffered or incurred or will suffer or incur any Losses for which it is entitled to indemnification under this Article IX, such Indemnified Party shall so notify the Party or Parties from whom indemnification is being claimed (the “Indemnifying Party”) with reasonable promptness and reasonable particularity in light of the circumstances then existing. If any action at law or suit in equity is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Losses, such Indemnified Party shall promptly notify the Indemnifying Party of such action or suit. The failure of an Indemnified Party to give any notice required by this Section shall not affect any of such Party’s rights under this Article IX or otherwise except and to the extent that such failure is actually prejudicial to the rights or obligations of the Indemnified Party.

(b) Upon being given notice of any third party claim against an Indemnified Party, the Indemnifying Party shall have the right upon written notice to the Indemnified Party to assume the defense and conduct and control, through counsel of its choosing, of such third party claim, action or suit contemplated by Section 9.2(b) or 9.3(b), as applicable. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of the third party claim and any appeal arising therefrom. Upon assuming the defense of a third party claim, the Indemnifying Party may compromise or settle the same, provided either that (i) the settlement shall include as an unconditional term thereof the giving of a complete release from liability with respect to such action or suit to the Indemnified Party or (ii) the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and the Indemnified Party shall have consented in advance in writing to the proposed compromise or settlement (which consent shall not be unreasonably withheld). The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party. If the Indemnifying Party undertakes to conduct and control the conduct and settlement of such action or suit, the Indemnifying Party shall not thereby permit to exist any Encumbrance upon any asset of the Indemnified Party as a result of the claim being indemnified. The Indemnifying Party shall permit the Indemnified Party to participate in any settlement negotiations through counsel chosen by the Indemnified Party (at its own cost and expense).

If an Indemnifying Party fails to assume the defense of a third party claim within fifteen (15) calendar days after receipt of the notice of the third party claim as provided above, the Indemnified Party against which such third party claim has been asserted will upon delivering notice to such effect to the Indemnifying Party have the right to undertake, at the Indemnified Party’s cost, risk and expense, the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of Indemnifying Parties; provided, however, that such third party claim shall not be compromised or settled without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld). If the Indemnified Party assumes the defense of the third party claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement of any action effected pursuant to and in accordance herewith.

Section 9.5 Limitations on Indemnification Rights.

(a) Threshold Amount. An Indemnifying Party under this Article IX shall not be liable to the Indemnified Party for Losses associated with misrepresentations or breaches of warranties which do not result in Losses that do not exceed $50,000 in the aggregate; PROVIDED, HOWEVER, that this limitation shall not apply with respect to the indemnification otherwise due for any claims brought by a third party.

(b) Maximum Amount. Notwithstanding anything herein, the maximum liability of Chambers under this Article IX based on or relating to any breach or alleged breach of any representation or warranty shall be an amount equal to the Purchase Price, excluding, however the Earn-Out Amount.

(c) Time Period. The indemnification provisions under this Article IX (other than those based solely on a breach of a covenant) shall continue for one year from the Closing Date and shall terminate upon expiration of such period. Any claim or demand made under Section 9.2 against Chambers or Section 9.3 against Tandy of which notice has been given in good faith pursuant to Section 9.4 at or prior to the expiration of the one year period shall continue to be subject to indemnification hereunder notwithstanding the expiration of such period.

Section 9.6 Exclusivity.

(a) The Parties hereby acknowledge and agree that as of and after the Closing, their sole and exclusive remedy with respect to any and all claims (other than those based on a breach of a covenant) shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, the Parties hereby waive (other than with respect to a breach of a covenant), to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against the other arising under or based upon any federal, state or local statute, law ordinance, rule or regulation (including any such rights, claims or causes of action arising under or based upon common law or otherwise) with respect to all such claims. Notwithstanding anything else contained in this Article IX, neither party shall be entitled to indirect or consequential damages hereunder.

(b) For avoidance of doubt, Tandy acknowledges and agrees that the foregoing exclusivity provisions and limitations shall not apply in any respect to its covenants and undertakings in Section 3.1.

Section 9.7 Limited Right of Set-Off.

(a) The Parties agree and acknowledge that Tandy shall have the right in accordance with the terms of this Section 9.7 to set-off any Losses claimed by a Chambers Indemnitee pursuant to this Article IX or any payments by Tandy pursuant to and as required by the Tandy Remaining Royalty Obligation Guaranty against all or any portion of the Earn-Out Monthly Payments or the Earn-Out Amount which may be payable pursuant to this Agreement if and only if, and to the extent (in terms of dollars) that:

(i) Chambers has failed to make all or any portion of a Remaining Quarterly Royalty Obligation (a “Royalty Default”) when due (unless and except to the extent the amount thereof is disputed in good faith by Chambers in accordance with the terms of the Wrangler Mass License or the Wrangler Amendment and Assignment relating to the Wrangler Mass License) and Tandy has made a payment with respect thereto under the Tandy Remaining Royalty Obligation Guaranty, provided that written notice of such Royalty Default together with evidence of Tandy’s payment thereof is delivered to Chambers and Chambers has not reimbursed Tandy therefore within two (2) business days following the date of such notice;

(ii) Chambers and Tandy have entered into a binding written agreement setting forth an agreed upon amount with respect to Losses to be paid by Chambers to Tandy pursuant to Article IX; or

(iii) a final, non-appealable judgment is entered against Chambers based on an order of a Court which has jurisdiction with respect to such matter pursuant to Section 11.8 which requires payment of Losses from Chambers to Tandy pursuant to a claim under Article IX.

(b) Tandy expressly agrees and acknowledges that it shall not be entitled to withhold from any Earn Out Payment any Losses or other amounts alleged to be due and owing based thereon, whether set forth in an indemnification notice or otherwise, other than with respect to Losses described in Section 9.7(a)(i), (ii) or (iii). If any portion of an Earn-Out Payment is withheld on the basis of an unresolved claim under Article IX or any other provision of this Agreement or any other instrument, agreement or document executed and delivered in connection herewith or based on a claim at common law, such withholding shall constitute an Earn-Out Default and Chambers shall have its rights and remedies with respect thereto as any other rights and remedies which may be available as a result thereof.

ARTICLE X

TERMINATION AND AMENDMENT

Section 10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Tandy and Chambers;

(b) by either Party if the Closing shall not have occurred on or before July 10, 2009 (unless the failure to so consummate the Closing by such date shall be due to the action or failure to act of the Party seeking to terminate this Agreement, which action or failure to act constitutes a breach of this Agreement);

(c) by Tandy if (i) there has been a material breach on the part of Chambers in the representations, warranties or covenants of Chambers set forth herein, or (ii) any failure on the part of Chambers to comply with its obligations hereunder, such that, in any such case, any of the conditions to the Closing set forth in Section 7.1 hereof could not be satisfied on or prior to July 6, 2009, provided Tandy first gives Chambers written notice thereof and such material breach or failure of performance is not cured within 10 days thereafter; or

(d) by Chambers if (i) there has been a material breach on the part of Tandy in the representations, warranties or covenants of Tandy set forth herein, or (ii) any failure on the part of Tandy to comply with its obligations hereunder, such that, in any such case, any of the conditions to the Closing set forth in Section 7.2 hereof could not be satisfied on or prior to July 6, 2009, provided Chambers first gives Tandy written notice thereof and such material breach or failure of performance is not cured within 10 days thereafter.

Section 10.2 Effect of Termination. In the event of a termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Tandy, Chambers or their affiliates or respective officers or directors; provided, however, that any such termination shall not relieve any Party from liability for any breach of this Agreement existing as of the date of termination.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment. This Agreement may be amended by the Parties hereto at any time by an instrument in writing signed by each of the Parties hereto.

Section 11.2 Extension; Waiver. At any time prior to the Closing Date, the Parties hereto may agree to (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained here. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.

Section 11.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the date delivered if delivered personally (including by reputable overnight courier) or on the date received if mailed by registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Chambers, to:

c/o Phoenix Footwear Group, Inc.

5840 El Camino Real, Suite 106

Carlsbad, California 92008

Attention: James Riedman, Chairman

Email Address: james.riedman@phxg.com

with a copy to:

Woods Oviatt Gilman LLP

700 Crossroads Building

Rochester, New York 14614

Attention: Gordon E. Forth, Esq.

Email Address: gforth@woodsoviatt.com

(b) if to Tandy, to:

Tandy Brands Accessories, Inc.

690 E. Lamar Blvd., Suite 200

Arlington, Texas 76011

Attention: N. Roderick McGeachy, III, President

Email Address: rod_mcgeachy@tandybrands.com

with a copy to:

Winstead PC

1201 Elm, 5400 Renaissance Tower

Dallas, Texas 75270

Attention: Christopher D. Williams, Esq.

Email Address: cwilliams@winstead.com

Section 11.4 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first set forth in the beginning of this Agreement. The Parties have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

Section 11.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Either Party may execute this Agreement by facsimile signature and the other Party is entitled to rely on such facsimile signature as evidence that this Agreement has been duly executed by such Party.

Section 11.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) together with the Wrangler Amendment and Assignments (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, and (b) is not intended to confer upon any person other than the Parties hereto and thereto any rights or remedies hereunder or thereunder.

Section 11.7 Governing Law. This Agreement has been executed and delivered in the State of Delaware and shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law principles.

Section 11.8 Jurisdiction and Venue. Each of the Parties submits to the jurisdiction of any state or federal court located in the State of Delaware, in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitration award made in connection with any arbitration of a dispute hereunder) and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Except as otherwise provided in Section 3.1(e), each Party further agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.3 above. Nothing in this Section, however, shall affect the right of any Party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. All proceedings under this Section 11.8, and all evidence given or discovered pursuant hereto, shall be maintained in confidence by all parties and the arbitrators.

Section 11.9 Publicity. Except as otherwise required by law or stock exchange rules, neither Tandy nor Chambers shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties; except that Chambers may collaterally assign all of its rights hereunder to Wells Fargo. This Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Tandy and Chambers have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TANDY BRANDS ACCESSORIES, INC.

By:
Name:
Title:

CHAMBERS BELT COMPANY

By:
Name:
Title:

List of Exhibits

Exhibit A	-	Assignment and Assumption of Orders Agreement
Exhibit B-1	-	Assignment of Trademarks
Exhibit B-2	-	Assignment of Copyrights
Exhibit C	-	Bill of Sale
Exhibit D	-	Phoenix Footwear Group, Inc. Guaranty
Exhibit E	-	Earn-Out Monthly Certificate

List of Disclosure Schedules

1.1	Accepted Inventory Styles
2.1(a)(i)	Assigned Orders
2.1(a)(ii)	Acquired Equipment
2.1(a)(iv)(A)	Acquired Copyrights
2.1(a)(iv)(B)	Chambers Trademark
2.1(a)(iv)(C)	Absolutely Fresh Trademark
4.5	Product Safety Violations, etc.
4.10	Material Customers

(Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request)